

Mail Stop 3720

March 9, 2010

Mr. Kazuto Tsubouchi
Chief Financial Officer
NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku
Tokyo 100-6150 Japan

      RE: NTT DoCoMo, Inc.
               Form 20-F for the year ended March 31, 2009
               Filed June 25, 2009
               File No. 1-31221

Dear Mr. Tsubouchi:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                             Sincerely,

                             /s/Larry Spirgel
                             Assistant Director

cc: Ms. Sandra Treusdell (fax: 011-03-3213-6470)